UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

VIDLER WATER RESOURCES, INC.

(Name of Subject Company — Issuer)

POTABLE MERGER SUB, INC.

(Offeror)

D.R. HORTON, INC.

(Parent of Offeror)

(Names of Filing Persons — Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92660E107

(CUSIP Number of Class of Securities)

Potable Merger Sub, Inc.

c/o D.R. Horton, Inc.

1341 Horton Circle

Arlington, Texas 76011

Attn: Thomas B. Montaño, Vice President and Corporate Secretary

(817) 390-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan M. Whalen

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, TX 75201

Telephone: (214) 698-3196

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Potable Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of D.R. Horton, Inc. (“Parent”), a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Vidler Water Resources, Inc. (“VWTR”), a Delaware corporation, for $15.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2022 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 13, 2022, by and among Parent, Purchaser and VWTR (the “Merger Agreement”), a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    The name of the subject company and the issuer of the securities to which this Schedule TO relates is Vidler Water Resources, Inc., a Delaware corporation. VWTR’s principal executive offices are located at 3480 GS Richards Blvd., Suite 101, Carson City, Nevada 89703. The telephone number of VWTR’s principal executive offices is (775) 885-5000.

(b)    This Schedule TO relates to all of the outstanding Shares. VWTR has advised Purchaser and Parent that, as of the close of business on April 26, 2022, the most recent practicable date, there were an aggregate of (i) 18,299,879 Shares issued and outstanding and (ii) 145,314 Shares issuable upon the settlement of awards of restricted stock units issued under VWTR’s 2014 Equity Incentive Plan and Amended and Restated Executive Bonus Plan. There were no outstanding and exercisable stock options.

(c)    The information set forth in Section 6 — “Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)-(c)    This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning Purchaser and Parent,” Section 11 — “Contacts and Transactions with VWTR; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 11 — “Contacts and Transactions with VWTR; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d)    The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

Item 8. Interests in Securities of the Subject Company.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent,” Section 12 — “Purpose of the Offer; Plans for VWTR; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)    The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 — “Contacts and Transactions with VWTR; Background of the Offer” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1)    Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) VWTR or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1 — “Terms of the Offer,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 13 — “The Transaction Documents,” Section 15 — “ Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 27, 2022

Exhibit No.	Description

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated April 27, 2022

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Parent and Vidler Water Resources, Inc., dated April 14, 2022 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed by Purchaser and Parent dated April 14, 2022)

(b)	Not applicable

(d)(1)

Agreement and Plan of Merger, dated as of April 13, 2022 by and among Potable Merger Sub, Inc., D.R. Horton, Inc. and Vidler Water Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Vidler Water Resources, Inc. with the SEC on April 14, 2022)

(d)(2)	Confidentiality Agreement, dated as of December 16, 2021 by and between D.R. Horton, Inc. and Vidler Water Resources, Inc.

(d)(3)	Exclusivity Agreement, dated as of March 31, 2022, by and between D.R. Horton, Inc. and Vidler Water Resources, Inc.

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Potable Merger Sub, Inc.

By:	/s/ Thomas B. Montaño
Name: Thomas B. Montaño
Title: Vice President and Secretary

D.R. Horton, Inc.

By:	/s/ Thomas B. Montaño
Name: Thomas B. Montaño
Title: Vice President and Secretary

Date:    April 27, 2022